UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2016

Commission File Number: 000-53826

PLASTEC TECHNOLOGIES, LTD.

(Translation of registrant’s name into English)

c/o Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

CHANGE IN AUDITORS

On May 10, 2016, Plastec Technologies, Ltd. (the “Company”) was notified by Dominic K.F. Chan & Co. (“Dominic”), the Company’s independent registered public accounting firm, of a recent merger of its U.S. Public Company Accounting Oversight Board (“PCAOB”) audit business with another practice with the establishment of a new independent registered public accounting firm by the name of DCAW (CPA) Limited (“DCAW”), which is managed by partners of Dominic, to succeed from Dominic the license to audit U.S. public companies regulated by the PCAOB. As a result of the foregoing, Dominic technically resigned as independent registered public accounting firm for the Company and going forward DCAW became the Company’s new independent registered public accounting firm for the purpose of audit in accordance with PCAOB requirements.

The audit reports of Dominic on the financial statements of the Company as of December 31, 2015 and 2014 and the related statements of income and comprehensive income, shareholders’ equity and cash flows for the years ended December 31, 2015, 2014 and 2013 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

The decision to engage DCAW was approved by the Company’s audit committee.

Being a newly established independent registered public accounting firm, the Company has never consulted DCAW, including during the years ended December 31, 2015, 2014 and 2013 and through the date of this Report of Foreign Private Issuer, on (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that may be rendered on the Company’s financial statements, and DCAW has never provided either a written report or oral advice to the Company that DCAW concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue; or (ii) any matter that was the subject of any disagreement, as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions, or a reportable event within the meaning set forth in Item 304(a)(1)(v) of Regulation S-K.

During the years ended December 31, 2015, 2014 and 2013 and through the date of this Report of Foreign Private Issuer, there were: (i) no disagreements between the Company and Dominic on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Dominic, would have caused Dominic to make reference to the subject matter of the disagreement in their reports on the Company’s financial statements for such years, and (ii) no reportable events within the meaning set forth in Item 304(a)(1)(v) of Regulation S-K.

The Company has provided Dominic a copy of the disclosures in this Form 6-K prior to the filing with the Securities and Exchange Commission (“SEC”) and has requested that Dominic furnish it with a letter addressed to the SEC stating whether or not Dominic agrees with the Company’s statements herein. A copy of the letter dated May 13, 2016 furnished by Dominic in response to that request is filed as Exhibit 99.1 to this Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PLASTEC TECHNOLOGIES, LTD.

By:	/s/ Kin Sun Sze-To
Name:	Kin Sun Sze-To
Title:	Chief Executive Officer

Dated: May 13, 2016